April 4, 2025

Todd B. Parriott
Chief Executive Officer
Connect Invest III LLC
6700 Via Austi Parkway, Suite E
Las Vegas, NV 89119

        Re: Connect Invest III LLC
            Draft Offering Statement on Form 1-A
            Submitted March 21, 2025
            CIK No.: 0002051100
Dear Todd B. Parriott:

       We have reviewed your draft offering statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

Draft Offering Statement on Form 1-A
Cover Page

1. Please revise to state the amount of Class A-1 Notes and Class A-2 notes that you are offering here and elsewhere as appropriate. Refer to Part II, Item 1(d) of the Form 1-
       A.
Description of the Notes, page 30

2. Please revise your disclosure to clarify the mechanics of the automatic rollover provision for the Class A-2 Notes. For example, please revise to clarify whether and when you would inform investors of an upcoming maturity date for such notes. Please also revise as appropriate, including on the cover, to clarify the disclosure of information you will provide about your company before any rollover event.
 April 4, 2025
Page 2

General

3. We note that the Class A-2 Notes are subject to automatic rollover and that your total offering for both the Class A-1 Notes and the Class A-2 Notes is $50 million. We also note your statement on page 30 that issuances of new notes pursuant to the automatic rollover provision will reduce the aggregate dollar amount of securities issuable under this offering circular by the principal amount of such notes that are issued, but that you also refer to the limit of $75 million of notes being offered during any 12-month period. Please revise to clarify whether you intend to file a post-effective amendment in the future if necessary to increase the amount you are offering, as you are currently offering a maximum of $50 million, or otherwise revise your disclosures to clarify. See Rules 253(b)(4) and 252(f)(2) of Regulation A. Please also revise the cover page to clarify the reduction of the offering limit through the issuances of notes pursuant to the automatic rollover provision.
       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Kenneth Betts, Esq.